Chardan Capital Markets, LLC

17 State Street, Suite 1600

New York, NY 10004

May 2, 2022

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Abri SPAC 2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264322) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on April 28, 2022, in which we requested acceleration of effectiveness of the Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. on May 2, 2022, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC
as Representative of the Several Underwriters

By:	/s/ George Kaufman
Name:	George Kaufman
Title:	Managing Director